UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 12, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

ANNOUNCEMENT

RESOLUTION S PASSED BY THE BOARD OF DIRECTORS OF THE COMPANY

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 11 September 2012.

1.	BOARD RESOLUTIONS

Pursuant to the Rules for the Board of Directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Liu Shaoyong, the Chairman, the eighteenth ordinary meeting (the “Meeting”) of the sixth session of the board (the “Board”) of directors (the “Directors”) of the Company was held on 11 September 2012 as a physical meeting. Liu Shaoyong, Ma Xulun, Xu Zhao, Gu Jiadan, Li Yangmin, Tang Bing, Luo Zhuping, as Directors of the Company, and Sandy Ke-Yaw Liu, Wu Xiaogen, Ji Weidong, Shao Ruiqing as independent non-executive Directors of the Company, attended the Meeting.

The Directors present at the Meeting confirmed they had received the notice of the Meeting. Part of the supervisors of the supervisory committee of the Company, certain members of senior management and heads of the relevant departments of the Company also attended the Meeting. The quorum present at the Meeting complied with the relevant requirements under the Company Law of the People’s Republic of China and the Articles of Association of China Eastern Airlines Corporation Limited. The Meeting was legally and validly held.

The Meeting was chaired by Mr. Liu Shaoyong, the Chairman. After full discussion, the Directors present at the Meeting considered and approved unanimously the following resolutions item by item in respect of the non-public issuance of A shares and non-public issuance of H shares by the Company:

(1)	The resolution on “China Eastern Airlines Corporation Limited satisfies the conditions for non-public issuance of A shares to specific placees” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

(2)	The resolution on the “Proposal for the non-public issuance of A shares to specific placees by China Eastern Airlines Corporation Limited” was considered and passed item by item. Relevant issues under the aforesaid non-public issue, including the class of shares to be issued, the nominal value, method of issue, price determination date, issue price, lock-up period arrangement, specific placees, method of subscription, use of proceeds, place of listing and arrangement of accrued profits etc. were determined, and will be submitted to the shareholders’ meeting for approval.

(3)	The resolution on “Proposal for the non-public issuance of H shares to specific placees by China Eastern Airlines Corporation Limited” was considered and passed, and relevant issues including the class of the shares to be issued, the nominal value, method of issue, issue price and specific placees etc. were determined, and will be submitted to the shareholders’ meeting for approval.

(4)	The resolution on the “Plan for the non-public issuance of A shares by China Eastern Airlines Corporation Limited” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

(5)	The resolution on the “Explanation on the use of the proceeds of the previous fund raising activities” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

(6)	The resolution on the “Authorization to the Board and its authorised representative(s) at the shareholders’ meeting to proceed with the matters relating to the non-public issuance of A shares and the non-public issuance of H shares” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

(7)	The resolution on the “Feasibility report on the use of the proceeds from the non-public issuance of A shares” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

(8)	The resolution on the “Approval for implementation of the A Share Subscription Agreement and the H Share Subscription Agreement” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

(9)	The resolution on the “Waiver at the shareholders’ meeting in relation to the requirement of a general offer by China Eastern Air Holding Company and its concert parties” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

(10)	The resolution on the “Proposal relating to the convening of the extraordinary shareholders’ meeting” was considered and approved. Authorisation was granted to the Chairman to determine the specific date for convening the shareholders’ meeting, and the notice of shareholders’ meeting will be announced on another date.

The resolutions (2), (3), (4), (6), (8) and (9) mentioned above relate to connected transactions. The Directors present at the Meeting have considered the opinions from the independent Directors. Liu Shaoyong, Xu Zhao and Gu Jiadan, who are Directors connected to the subject matter have abstained from voting on such resolutions and such resolutions were voted by non-connected Directors. The Directors participated in voting have unanimously considered that the transactions are financing projects of the Company under normal commercial terms, and the terms and conditions of the relevant agreements are fair and reasonable, are in the interest of the Company and its shareholders as a whole, and will benefit the long term development of the Company.

By order of the Board 中國東方航空股份有限公司 CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Joint Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

11 September 2012

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